Exhibit 1

Additional Information Required

Please see the following additional information included her pursuant to Instruction 6(a) of Form 3 as there was not sufficient space provided in the electronic form or the footnotes thereto.

Reporting Person:

Stellar Elite Limited (referred to herein as the “Reporting Person”)

Members of Group Which are making their own Form 3 Filings:

Good Eastern Investment Holding Limited (“Good Eastern”)

Amazing Wave Limited (“Amazing Wave”)

James Mengdong Tan

Additional Information:

The Shares, as such terms are defined above, were the subject of an oral agreement between James Mengdong Tan, MOXC's former CEO and director and Low Seng Kai and Fan Min. Low Seng Kai and Fan Min are the former owners of the original technology used by MOXC (the "Original Owners"). In 2012, Mr. Tan and the Original Owners agreed that the shares held by Stellar represented a bonus pool, some or all of which would be paid to the Original Owners, or their designees, after the listing of the Issuer on a national securities exchange; provided, however, that Mr. Tan would retain all voting rights with respect to such shares as long as such shares were owned by the Original Owners or their designees (the "Agreement"). On June 15, 2017, pursuant to the Agreement, Stellar transferred all 19,830,000 shares (the "Stellar Shares") to the Original Owners' designees: Global Innovative Investment Group Limited, a company incorporated under the laws of the British Virgin Islands and Low Mei Chiek, with each party receiving 9,915,000 shares. Global Innovative Investment Group Limited holds the Stellar Shares it received as a nominee for Fan Min and Low Mei Chiek holds the Stellar Shares she received as a nominee for Low Seng Kai. Stellar currently does not hold any and has not owned any such shares since June 15, 2017. Pursuant to the Agreement, Mr. Tan still has all voting rights to the Stellar Shares and reserves the right to vote such shares at any time in the future in his sole discretion. The Reporting Person is owned by Amazing Wave Limited, which is the sole shareholder of the Reporting Person, and James Mengdong Tan MOXC’s former Chief Executive Officer and President is also the president and Chief Executive Officer of Amazing Wave Limited. James Mengdong Tan, is currently the beneficial owner of 9,990,000 shares of the MOXC Common Stock held by Good Eastern Investment Holdings Limited and 8i Capital, Ltd. As set forth above, Mr. Tan and the Original Owners entered into the Agreement with respect to the Stellar Shares. While Mr. Tan continues to have voting rights over the Stellar Shares pursuant to the Agreement, neither he nor the Reporting Person have any dispositive power over such shares or right or interest in or to the proceeds of the sale of such shares. Mr. Tan was appointed as the director of MOXC on February 13, 2015 and was appointed as the Chief Executive Officer and President of MOXC on June 30, 2015. On September 28, 2017, Mr. Tan resigned from each of his positions as a Director and Officer of MOXC and each of MOXC’s subsidiaries, effective September 29, 2017.